Exhibit (6)(p)

AMENDED AND RESTATED EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 1st day of November, 2007 between Frontegra Asset Management, Inc. (the “Adviser”) and Frontegra Funds, Inc. (the “Company”) on behalf of the Frontegra Columbus Core Plus Fund and the Frontegra Columbus Core Fund (collectively, the “Funds”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

WHEREAS, this Agreement amends and restates all prior expense cap/reimbursement agreements and amendments thereto between the Adviser and the Funds.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Funds and the Adviser dated October 30, 1996, as amended, and/or assume expenses for the Funds to the extent necessary to ensure that the Frontegra Columbus Core Plus Fund’s total operating expenses do not exceed 0.35% and the Frontegra Columbus Core Fund’s total operating expenses do not exceed 0.35%, on an annual basis of each Fund’s average daily net assets.

The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for the Funds.

This Agreement shall continue in effect until October 31, 2008 with successive renewal terms of one year, each measured from the date of renewal, unless either party shall notify the other party of its desire to terminate this Agreement prior to such renewal.

FRONTEGRA ASSET MANAGEMENT, INC.

By:

William D. Forsyth, III

Co-President

FRONTEGRA FUNDS, INC.

By:

Thomas J. Holmberg, Jr.

Co-President